Exhibit 99.1

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

PAUL-EMILE BERTEAU, for himself and derivatively on behalf of Nominal Defendant TURNING POINT BRANDS, INC.,

Plaintiff,

v.

DAVID E. GLAZEK, LAWRENCE S. WEXLER, GREGORY H.A. BAXTER, H.C. CHARLES DIAO, ASHLEY DAVIS FRUSHRONE, PEGGY HWAN HEBARD, ARNOLD ZIMMERMAN, STANDARD GENERAL, L.P. and STANDARD GENERAL GP, LLC,

Defendants,

and

TURNING POINT BRANDS, INC.

Nominal Defendant.
) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	C.A. No. 2020-0873-PAF

NOTICE OF PENDENCY OF SETTLEMENT OF ACTION
TO: ALL CURRENT STOCKHOLDERS OF TURNING POINT BRANDS, INC.
(TRADING SYMBOL: TPB)
PLEASE READ THIS NOTICE CAREFULLY AND IN ITS ENTIRETY.  YOUR RIGHTS WILL BE AFFECTED BY THE LEGAL PROCEEDINGS IN THIS LITIGATION. IF THE COURT APPROVES THE PROPOSED SETTLEMENT, YOU WILL BE FOREVER BARRED FROM CONTESTING THE FAIRNESS, REASONABLENESS AND ADEQUACY

OF THE PROPOSED SETTLEMENT, OR PURSUING THE RELEASED CLAIMS DEFINED HEREIN.
IF YOU DO NOT OBJECT TO THE PROPOSED SETTLEMENT DESCRIBED IN THIS NOTICE, YOU ARE NOT OBLIGATED TO TAKE ANY ACTION.
BROKERAGE FIRMS, BANKS, AND OTHER PERSONS OR ENTITIES WHO HOLD SHARES OF RECORD WHO ARE NOT ALSO BENEFICIAL OWNERS, ARE DIRECTED TO FORWARD THIS NOTICE PROMPTLY TO THE BENEFICIAL OWNERS OF SUCH SHARES, OR REQUEST TURNING POINT TO DO SO (SEE SECTION AT THE END OF THIS NOTICE ENTITLED “NOTICE TO PERSONS OR ENTITIES THAT HOLD OWNERSHIP ON BEHALF OF OTHERS”).
I.	WHY ARE YOU RECEIVING THIS NOTICE?
This Notice is provided to stockholders of Turning Point Brands, Inc. (“Turning Point,” “Nominal Defendant,” or the “Company”) pursuant to an order of the Court.  This is not a solicitation from a lawyer.  The purpose of this Notice is to inform you of (i) a derivative lawsuit (the “Action”) in the Court of Chancery of the State of Delaware (the “Court”) brought on behalf of Turning Point; (ii) a proposal to settle the Action as provided in a Stipulation of Compromise and Settlement which sets forth the terms and conditions of the proposed settlement of this Action (the “Stipulation”);1 and (iii) your right, among other things, to attend and participate in a hearing to be held on November 9, 2023 at 3:15 p.m., in the Court of Chancery, Leonard L. Williams Justice Center, 500 North King Street, Wilmington, Delaware 19801 (the “Settlement Hearing”).  This Notice describes the rights you may have under the Stipulation and what steps you may, but are not required to, take concerning the proposed Settlement.  If the Court approves the Stipulation, the parties will ask the Court to approve an Order and Final Judgment (the “Judgment”) that would end the Action.

1 The capitalized terms used in this Notice and not otherwise defined are defined in the Stipulation. A copy of the Stipulation, including Exhibits, is available at the Investor Relations section of the Company’s website, www.turningpointbrands.com.

II.	BACKGROUND TO THE ACTION AND SETTLEMENT
THE FOLLOWING DESCRIPTION DOES NOT CONSTITUTE FINDINGS OF ANY COURT.  IT IS BASED ON STATEMENTS OF THE PARTIES AND SHOULD NOT BE UNDERSTOOD AS AN EXPRESSION OF ANY OPINION OF ANY COURT AS TO THE MERITS OF ANY OF THE CLAIMS OR DEFENSES RAISED BY ANY OF THE PARTIES.
Plaintiff Paul-Emile Berteau (“Plaintiff”) filed the Stockholder Derivative Complaint (the “Complaint”) on October 9, 2020, against defendants David E. Glazek, Lawrence S. Wexler, Gregory H.A. Baxter, Ashley Davis Frushone, Peggy Hwan Hebard, and Arnold Zimmerman (the “Individual Defendants”); Standard General, L.P. and Standard General GP, LLC (the “Standard General Defendants” and, collectively with the Individual Defendants, “Defendants”); nominal defendant Turning Point; and H.C. Charles Diao (the “Dismissed Defendant”).
Before filing his complaint, Plaintiff (through his counsel) sought from the Company books and records concerning the Company’s buyout of Standard Diversified, Inc. (“SDI”) on April 29, 2020.  In response to that request, the Company provided Plaintiff with 358 pages of responsive documents, which Plaintiff’s counsel reviewed and utilized in drafting the Complaint.
The Complaint purports to assert direct and derivative claims against Defendants alleging that (i) the Standard General Defendants violated their fiduciary duty of loyalty by putting their interest ahead of the interests of Nominal Defendant by forcing Nominal Defendant to conduct the acquisition of SDI (the “SDI Buyout”) to unlock the value of the Standard General Defendants’ investment in the Company stranded within the SDI holding company structure and (ii) the Individual Defendants breached their fiduciary duties of loyalty and care by permitting the Standard General Defendants to dictate and dominate the timing, structure, negotiation, price and disclosure of the SDI Buyout and (iii) the Supermajority Bylaw in Article IX of the Company’s Bylaws was inconsistent with Article NINTH of the Company’s certificate of incorporation and was therefore void.
The Complaint seeks, inter alia, entry of an order “[d]eclaring that Defendants breached their fiduciary duties of loyalty to” the Company; “[g]ranting [the Company] appropriate equitable relief to remedy harms it sustained as a result of Defendants’ breaches of fiduciary duty, including rescission, rescissory damages, disgorgement to the Company and other equitable relief”; “[d]eclaring the Supermajority Bylaw invalid”; reimbursement of costs and attorneys’ fees; and any other relief the Court may deem just and equitable.

On October 27, 2020, in a 10-Q filing, the Company announced that it had rescinded its Supermajority Bylaw.
In December 2020, Defendants, Nominal Defendant, and Dismissed Defendant moved to dismiss the Complaint.
Pursuant to a Memorandum Opinion issued on June 30, 2021, the Court denied the motions to dismiss, except that it dismissed the Dismissed Defendant from the Action, and dismissed as moot Count III of the Complaint without prejudice to Plaintiff’s ability to seek attorneys’ fees for achieving a corporate benefit.
Subsequent to filing his Complaint, Plaintiff (through his counsel) engaged in targeted discovery concerning his claims (“Discovery”), in order to permit the parties to meaningfully engage in an informed mediation.  This Discovery included obtaining and reviewing documents from the Company and the Defendants, and reviewing documents produced by third parties in response to subpoenas directed to them.
Specifically, David Glazek provided Plaintiff with 91 pages of responsive documents and the Standard General Defendants provided Plaintiff with 262 pages of responsive documents. On May 13, 2022, Plaintiff served subpoenas on: David Wurzer, who provided Plaintiff with 166 pages of responsive documents; Kroll, Inc., who provided Plaintiff with 1106 pages of responsive documents; and Houlihan Lokey, Inc., who provided Plaintiff with 55 pages of responsive documents.
On November 30, 2022, the Settling Parties mediated their disputes before Robert A. Meyer, Esq., and after extensive arm’s-length negotiations, executed a Memorandum of Understanding (the “MOU”) providing for the settlement of Plaintiff’s claims against Defendants, Nominal Defendant, and Dismissed Defendant on the terms set forth therein.
The Settlement reflects the results of the Settling Parties’ negotiations, agreement as to which was only reached after arm’s-length negotiations between the Settling Parties who were all represented by counsel with extensive experience and expertise in stockholder derivative litigation.  The Settling Parties believe that the Settlement is in the best interests of the Settling Parties, including the Company, and the Company’s stockholders, and that it confers substantial benefits upon the Company and its stockholders.
The Settling Parties did not begin negotiating the amount of any petition by Plaintiff’s counsel for an award of attorneys’ fees regarding the claims asserted in the Action until after they had reached agreement on all material terms of the Settlement
THE COURT HAS NOT FINALLY DETERMINED THE MERITS OF PLAINTIFF’S CLAIMS OR THE DEFENSES THERETO.  THIS NOTICE DOES NOT IMPLY THAT THERE HAS BEEN OR WOULD BE ANY FINDING OF VIOLATION OF THE LAW BY THE INDIVIDUAL DEFENDANTS OR THAT RECOVERY COULD BE HAD IN ANY AMOUNT IF THE ACTION WAS NOT SETTLED.
III.	WHAT ARE THE TERMS OF THE SETTLEMENT?
The terms and conditions of the Settlement are set forth in detail in the Stipulation, which has been filed with the Court.  The Settlement is subject to and will become effective only upon approval by the Court.  This Notice includes only a summary of various terms of the Settlement, and it does not purport to be a comprehensive description of its terms, which are available for review as described.
To settle the Action, Defendants have agreed to cause their insurers to pay or cause to be paid the sum of five million dollars ($5,000,000.00) (the “Settlement Amount”) into an escrow account.  The Settlement Amount will be paid into the escrow account by check or wire within 15 business days from the later of (1) the date on which the Court’s approval of the settlement becomes Final (as defined in the Stipulation) or (2) the Defendants’ receipt of complete payment information (including a Form W-9 and wire instructions that identify the name and contact information of an individual who can confirm those wire instructions).  For the avoidance of doubt, in no circumstance shall any Individual Defendant or the Dismissed Defendant be required to pay any portion of the Settlement Amount.  After the payment of attorneys’ fees and expenses from the Settlement Amount, the remaining funds in escrow will be paid to Turning Point as soon as reasonably practicable.
Upon entry of the Judgment, the releases summarized in Section IV of this Notice will become effective.
IV.	WHAT CLAIMS WILL THE SETTLEMENT RELEASE?
Upon the entry of the Judgment: (1) Plaintiff’s Releasees (as defined below) and Turning Point, on behalf of themselves and any other person or entity who could assert any of Plaintiff’s Released Claims (as defined below) on their behalf, in such capacity only, shall be deemed to have fully, finally, and forever released, settled, and discharged, and shall forever be enjoined from prosecuting, Plaintiff’s Released

Claims against the Defendants’ Releasees (as defined below); and (2) Defendants, on behalf of themselves and any other person or entity who could assert any of Defendants’ Released Claims (as defined below) on their behalf, in such capacity only, shall have fully, finally, and forever released, settled, and discharged, and shall forever be enjoined from prosecuting, the Defendants’ Released Claims against the Plaintiff’s Releasees, provided, however, that such release shall not affect any claims or impair or restrict the rights of any Settling Party to enforce the terms of the Stipulation.
“Defendants’ Released Claims” shall mean all manner of claims, demands, rights, liabilities, losses, obligations, duties, damages, costs, debts, expenses, interest, penalties, sanctions, fees, attorneys’ fees, actions, potential actions, causes of action, suits, agreements, judgments, decrees, matters, issues and controversies of any kind, nature, or description whatsoever, whether known or unknown, disclosed or undisclosed, accrued or unaccrued, apparent or not apparent, foreseen or unforeseen, matured or not matured, suspected or unsuspected, liquidated or not liquidated, fixed or contingent, including Unknown Claims (as defined in the Stipulation), whether based on state, local, foreign, federal, statutory, regulatory, common, or other law or rule arising out of or relating to this litigation through the date of this Stipulation, including, without limitation, all actions taken by Plaintiff or Plaintiff’s counsel in connection with the initiation and prosecution of this Action through the date of this Stipulation. For the avoidance of doubt, the Defendants’ Released Claims do not include (x) any claims relating to the enforcement of the Settlement or (y) any claims that any Defendant, the Dismissed Defendant, or the Company may have against any of their respective insurers, co-insurers, or reinsurers, to the extent such claims are not otherwise released pursuant to other documentation.
“Plaintiff’s Released Claims” shall mean all manner of claims, demands, rights, liabilities, losses, obligations, duties, damages, costs, debts, expenses, interest, penalties, sanctions, fees, attorneys’ fees, actions, potential actions, causes of action, suits, agreements, judgments, decrees, matters, issues and controversies of any kind, nature, or description whatsoever, whether known or unknown, disclosed or undisclosed, accrued or unaccrued, apparent or not apparent, foreseen or unforeseen, matured or not matured, suspected or unsuspected, liquidated or not liquidated, fixed or contingent, including Unknown Claims (as defined in the Stipulation), whether based on state, local, foreign, federal, statutory, regulatory, common, or other law or rule, that are, have been, could have been, could now be, or in the future could, can, or might be asserted, in the Action or in any other court, tribunal, or proceeding by Plaintiff or any other Turning Point Brands, Inc.

stockholder, individually, as a class action, derivatively on behalf of Turning Point Brands, Inc., or by Turning Point Brands, Inc. directly, against any of the Defendants’ Releasees which, now or hereafter, are based upon, arise out of, relate in any way to, or involve, directly or indirectly, any of the actions, transactions, occurrences, statements, representations, misrepresentations, omissions, allegations, disclosures, facts, practices, events, claims, or any other matters, things, or causes whatsoever, or any series thereof, that (a) were alleged, asserted, set forth, claimed, embraced, involved, or referred to in, or related to the Action, or (b) could have been asserted against any of the Defendants’ Releasees regarding the SDI Buyout or the Supermajority Bylaw, except for (x) any claims relating to the enforcement of the Settlement, and (y) any claims that any Defendant, the Dismissed Defendant, or the Company may have against any of their respective insurers, co-insurers, or reinsurers, to the extent such claims are not otherwise released pursuant to other documentation.  Plaintiff’s Released Claims and Defendants’ Released Claims shall be referred to herein collectively as the “Released Claims.”
“Defendants’ Releasees” shall mean each of the Company, Defendants, Dismissed Defendant and each of their respective parents, subsidiaries, affiliates and controlling persons, and any current or former officer or director of any of the foregoing, and each of their respective past or present family members, spouses, heirs, trusts, trustees, executors, estates, administrators, beneficiaries, distributees, foundations, agents, employees, fiduciaries, partners, partnerships, general or limited partners or partnerships, joint ventures, member firms, limited liability companies, corporations, divisions, affiliates, associated entities, stockholders, principals, officers, directors, managing directors, members, managing members, managing agents, predecessors, predecessors-in-interest, successors, successors-in-interest, assigns, financial or investment advisors, advisors, consultants, investment bankers, entities providing any fairness opinion, underwriters, brokers, dealers, lenders, commercial bankers, attorneys (including all Defendants’ counsel in this action), counsel, personal or legal representatives, accountants, insurers, co-insurers, reinsurers, and associates, and any person or entity acting for or on behalf of any of them and each of them.
“Plaintiff’s Releasees” shall mean Plaintiff and his predecessors, successors, subsidiaries, affiliates, agents, attorneys, insurers, and each of their past or present officers, directors, and employees, and any person or entity acting for or on behalf of any of them and each of them.

V.	WHAT ARE THE REASONS FOR SETTLING THE ACTION?
Plaintiff believes that the claims asserted in the Action have merit, and that the Discovery yielded substantial evidence to support Plaintiff’s case, but also believes that the Settlement provides substantial and immediate benefits for the Company and its stockholders.  In addition to these substantial benefits, Plaintiff and Plaintiff’s Counsel have considered (i) the risks of continued litigation and the uncertainty of the outcome of the Action; (ii) the probability of success on the merits; (iii) the inherent problems of proof associated with, and possible defenses to, the claims asserted in the Action; and (iv) the expense and length of continued proceedings necessary to prosecute the Action against Defendants through trial and appeals.  Plaintiff has concluded that the Settlement is fair, adequate, and in the best interests of the Company and its stockholders, and that it is appropriate and reasonable to pursue the Settlement based on the terms and procedures outlined herein.
Defendants and the Company deny that any of them has committed or threatened to commit any violations of law, breaches of duty, or other wrongdoing arising out of or related to any of the conduct, statements, acts, or omissions alleged in the Action, and maintain that their conduct was at all times proper, in the best interests of the Company and its stockholders, and in compliance with applicable law.  Defendants and the Company are entering into the Settlement because it will eliminate the distraction, burden, expense, risks and potential delay of further litigation involving the claims asserted in the Action.
Nothing in this Notice shall be construed as any admission by Defendants or the Company of wrongdoing, fault, liability, or damages whatsoever.
VI.	APPLICATION FOR ATTORNEYS’ FEES AND EXPENSES
Subject to the terms and conditions of the Stipulation and any Order of the Court, Plaintiff may apply to the Court for an award of attorneys’ fees and expenses to Plaintiff’s counsel for up to $1,000,000, to be paid out of the Settlement Amount (“Fee Application”).  As part of his forthcoming fee petition, Plaintiff also intends to seek an additional mootness fee of up to $500,000 in connection with Count III of his Complaint that was subsequently mooted by the Company’s amendment of its bylaws to conform with Delaware law and the Company’s Certificate of Incorporation (“Mootness Fee Application”).  Defendants and the Company have reserved the right to oppose the Fee Application and the Mootness Fee Application. Within ten (10) days after the Settlement Amount is paid into an escrow account, the escrow agent or its representative shall cause to be paid from that amount to

Plaintiff’s counsel any attorneys’ fees and expenses that are awarded by the Court, while any mootness fee will be paid separately in accordance with the Court’s orders.
VII.	WHEN WILL THE SETTLEMENT HEARING TAKE PLACE?
The Court has scheduled a Settlement Hearing to be held on November 9, 2023 at 3:15 p.m., in the Court of Chancery, Leonard L. Williams Justice Center, 500 North King Street, Wilmington, Delaware 19801 (or by telephone or Zoom if the Settlement Hearing is conducted in such manner).  At the Settlement Hearing, the Court will consider whether the terms of the Settlement are fair, reasonable, and adequate and thus should be finally approved, whether to grant the Fee Application, and whether the Action should be dismissed with prejudice by entry of the Judgment pursuant to the Stipulation.  The Court will also hear and determine objections, if any, to the proposed Settlement and any Fee Application, and rule on such other matters as the Court may deem appropriate.  The Court may adjourn the Settlement Hearing from time to time without further notice to any Turning Point stockholders other than oral announcement at the Settlement Hearing or any adjournment thereof, or a notation on the docket in the Action.  The Court reserves the right to approve the Stipulation at or after the Settlement Hearing with such modifications as may be consented to by the Settling Parties to the Stipulation and without further notice.
VIII.	DO I HAVE A RIGHT TO APPEAR AND OBJECT?
Any Turning Point stockholder who objects to the Settlement, the proposed Judgment to be entered, and/or the Fee Application who wishes to be heard (“Objector”), may appear in person or by his, her, or its attorney at the Settlement Hearing and present any evidence or argument that may be proper and relevant; provided, however, that no Objector shall be heard or entitled to contest the approval of the terms and conditions of the Settlement, or, if approved, the Judgment to be entered thereon, unless he, she, or it has, no later than fifteen (15) calendar days before the Settlement Hearing (unless the Court in its discretion shall thereafter otherwise direct, upon application of such person and for good cause shown), filed with the Register in Chancery, Court of Chancery, Leonard L. Williams Justice Center, 500 North King Street, Wilmington, Delaware 19801, and served upon counsel listed below, the following: (i) a written notice of intention to appear; (ii) a statement of the Objector’s objections to any matters before the Court; (iii) the grounds for such objections and the reasons that the Objector desires to appear and be heard; (iv) documentation evidencing current ownership of Turning Point stock; and (v) any other documents or writings the Objector desires the Court to consider.  Such filings must be served upon the following counsel by hand delivery, overnight mail, or the Court’s electronic filing and service system:

Neal C. Belgam
Jason Z. Miller
Smith, Katzenstein & Jenkins LLP
1000 North West Street, 15th Floor
Wilmington, DE 19801
302-652-8400
Attorney for Plaintiff

David A. Dorey
Blank Rome, LLP
1201 North Market Street, Suite 800
Wilmington, DE 19801
(302) 425-6400

Attorney for Defendants Ashley Davis Frushone and Peggy Hwan Hebard

John M. Seaman
Abrams & Bayliss LLP
20 Montchanin Road, Suite 200
Wilmington, DE 19807
302-778-1000
Attorneys for Gregory H.A. Baxter, David E. Glazek, H.C. Charles Diao, Lawrence S. Wexler and Arnold Zimmerman

Blake Rohrbacher
Matthew W. Murphy
Richards, Layton & Finger, P.A.
920 North King Street
Wilmington, DE 19801
(302) 651-7700

Attorney for Defendants Standard General, L.P. and Standard General GP, LLC

Thomas A. Uebler
Kathleen A. Murphy
McCollom D’Emilio Smith Uebler LLC
2751 Centerville Road, Suite 401
Wilmington, DE 19808
(302) 468-5960

Attorney for Nominal Defendant Turning Point Brands, Inc.

Any Person who fails to object in the manner prescribed above shall be deemed to have waived such objection (including the right to appeal), unless the Court in its discretion allows such objection to be heard at the Settlement Hearing, and shall forever be barred from raising such objection in the Action or any other action or proceeding or otherwise contesting the Settlement or the Fee Application, and will otherwise be bound by the Judgment to be entered and the releases to be given.
Any stockholder of Turning Point who does not object to the Settlement or the Fee Application or to any other matter stated above need not do anything.
IX.	HOW DO I GET ADDITIONAL INFORMATION?
This Notice summarizes the Stipulation.  It is not a complete statement of the events of the Action or the Stipulation.  For additional information about the Action and the Settlement, please refer to the documents filed with the Court and the Stipulation.  You may examine the Court files during regular business hours of each business day at the office of the Register in Chancery, Court of Chancery, Leonard L. Williams Justice Center, 500 North King Street, Wilmington, Delaware 19801.  The Clerk’s office will not mail copies of documents to you.  For more information concerning the Settlement, you may also call or write to Plaintiff’s counsel referenced in Section VIII hereto.
PLEASE DO NOT WRITE TO OR CALL THE COURT OR THE REGISTER IN CHANCERY REGARDING THIS NOTICE.
X.	NOTICE TO PERSONS OR ENTITIES THAT HOLD OWNERSHIP ON BEHALF OF OTHERS
Brokerage firms, banks and/or other persons or entities who hold shares of the common stock of Turning Point for the benefit of others are requested to promptly send this Notice to all of their respective beneficial owners, either by physical mailing or by electronic means.  If additional copies of the Notice are needed, they may be obtained from the Investor Relations section of the Company’s website, www.turningpointbrands.com.

Dated: July 13, 2023